 Exhibit 99.1

COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Balance Sheets

As of December 31, 2024 and June 30, 2025

(Expressed in thousands of U.S. dollars)

	As of December 31, 2024	As of June 30, 2025
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$4	$127,474
Restricted cash (Note 2)	—	—
Margin deposits (Note 16)	—	26,550
Accounts receivable, net (Note 3)	2	35,388
Inventories (Note 4)	—	34,657
Due from related parties (Note 3)	—	5,326
Insurance claims receivable	—	3,681
Vessels held for sale (Note 5)	—	19,453
Prepayments and other assets	—	31,940
Total current assets	$6	$284,469
FIXED ASSETS, NET:
Vessels and advances, net (Note 5)	$—	$609,593
Total fixed assets, net	$—	$609,593
NON-CURRENT ASSETS:
Deferred charges, net (Note 6)	$—	$20,520
Operating leases, right-of-use assets (Note 8)	—	207,203
Accounts receivable, non-current (Note 3)	—	1,460
Due from related parties, non-current (Note 3)	—	975
Restricted cash, non-current (Note 2)	2,100	3,600
Total assets	$2,106	$1,127,820
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 7)	$—	$19,400
Operating lease liabilities, current portion (Note 8)	—	166,888
Accounts payable	—	28,996
Due to related parties (Note 3)	2,100	13,805
Accrued liabilities	—	10,480
Unearned revenue (Note 9)	—	15,718
Fair value of derivatives (Notes 16 and 17)	—	9,227
Other current liabilities	—	6,196
Total current liabilities	$2,100	$270,710
NON-CURRENT LIABILITIES
Long-term debt, net of current portion and deferred financing costs (Note 7)	$—	$147,367
Operating lease liabilities, non-current portion (Note 8)	—	33,456
Fair value of derivatives, net of current portion (Notes 16 and 17)	—	263
Other non-current liabilities	—	1,341
Total non-current liabilities	$—	$182,427
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Common stock (Note 11)	$—	$2
Additional paid-in capital	—	701,190
Retained earnings / (Accumulated deficit)	6	(26,509)
Total stockholders’ equity	6	674,683
Total liabilities and stockholders’ equity	$2,106	$1,127,820

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Operations

For the six-month periods ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	Six-month period ended June 30,
	2024	2025
REVENUES:
Voyage revenue (Note 13)	$—	$107,211
Voyage revenue – related parties (Note 13)	—	48,655
Total voyage revenue	—	155,866

EXPENSES:
Voyage expenses	—	(50,420)
Charter-in hire expenses	—	(74,767)
Voyage expenses – related parties (Note 3)	—	(2,228)
Vessels’ operating expenses	—	(19,500)
General and administrative expenses	—	(1,749)
Management and agency fees – related parties (Note 3)	—	(6,690)
General and administrative expenses – related parties (Note 3)	—	(733)
Amortization of dry-docking and special survey costs (Note 6)	—	(1,833)
Depreciation (Note 5)	—	(9,886)
Loss on sale of vessels, net (Note 5)	—	(1,579)
Loss on vessels held for sale (Note 5)	—	(4,990)
Foreign exchange gains	—	4
Operating loss	$—	$(18,505)

OTHER INCOME / (EXPENSES):
Interest income	$—	$778
Interest and finance costs (Note 14)	—	(3,675)
Other, net	—	115
Loss on derivative instruments, net (Note 16)	—	(5,228)
Total other expenses, net	$—	$(8,010)
Net loss	$—	$(26,515)

Losses per common share, basic and diluted	$—	$(3.15)
Weighted average number of shares, basic and diluted	—	8,424,213

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Comprehensive Income/ (Loss)

For the six-month periods ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	Six-month period ended June 30,
	2024	2025
Net loss for the period	$—	$(26,515)
Other comprehensive income/ (loss)	—	—
Other comprehensive income/ (loss) for the period	$—	$—
Total comprehensive loss for the period	$—	$(26,515)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Shareholders’ Equity

For the six-month periods ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data)

	Common Stock
	Shares	Par value	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance, January 1, 2024	—	$—	$—	$—	$—
-Net income/ (loss)	—	—	—	—	—
-Other comprehensive income/ (loss)	—	—	—	—	—
Balance, June 30, 2024	—	$—	$—	$—	$—

Balance, January 1, 2025	10,000	$—	$—	$6	$6
-Capitalization at Spin-Off including issuance of common stock (Note 1)	24,230,982	2	701,190	—	701,192
-Net loss	—	—	—	(26,515)	(26,515)
-Other comprehensive income/ (loss)	—	—	—	—	—
Balance, June 30, 2025	24,240,982	$2	$701,190	$(26,509)	$674,683

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars)

	Six-month period ended June 30,
	2024	2025
Cash Flows from Operating Activities:
Net loss:	$—	$(26,515)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	—	9,886
Amortization and write-off of financing costs	—	326
Amortization of deferred dry-docking and special survey costs	—	1,833
Equity based payments	—	323
Loss on derivative instruments, net	—	3,667
Loss on sale of vessels	—	1,579
Loss on vessels held for sale	—	4,990
Changes in operating assets and liabilities:
Accounts receivable and Margin deposits	—	3,358
Due from related parties	—	5,856
Inventories	—	5,250
Insurance claims receivable	—	(937)
Prepayments and other assets	—	6,295
Accounts payable	—	793
Due to related parties	—	4,997
Accrued liabilities	—	(1,495)
Unearned revenue	—	1,287
Other liabilities	—	(2,048)
Dry-dockings	—	(2,159)
Accrued charter revenue	—	1
Net Cash provided by Operating Activities	—	17,287
Cash Flows from Investing Activities:
Proceeds from the settlement of insurance claims	—	358
Cash acquired from acquisition of subsidiaries (Note 1)	—	22,805
Advances for vessel acquisitions /Additions to vessel cost	—	(5,049)
Proceeds from the sale of vessels, net	—	18,581
Net Cash provided by Investing Activities	—	36,695
Cash Flows from Financing Activities:
Repayment of long-term debt	—	(155,577)
Cash contribution in relation to the Spin-Off (Note 1)	—	230,565
Net Cash provided by Financing Activities	—	74,988
Net increase in cash, cash equivalents and restricted cash	—	128,970
Cash, cash equivalents and restricted cash at beginning of the period	—	2,104
Cash, cash equivalents and restricted cash at end of the period	$—	$131,074

Supplemental Cash Information:
Cash paid during the period for interest	$—	$3,735

Non-Cash Investing and Financing Activities:
Right-of-use assets obtained in exchange for operating lease obligations	$—	$13,754

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Bulkers Holdings Limited (“Costamare Bulkers”), a company organized under the laws of the Republic of the Marshall Islands, and its wholly-owned subsidiaries (collectively, the “Company”).

Costamare Inc. (“Costamare”), a publicly listed company on the New York Stock Exchange subscribed on July 11, 2024 for and was issued 10,000 shares of the capital stock of Costamare Bulkers at a par value of $0.0001 per share, making Costamare the sole shareholder of the Company. On July 15, 2024, Costamare Bulkers subscribed for and was issued one share of the capital stock of Costamare Bulkers Ships Inc. (“CBSI”), a company organized under the laws of the Republic of the Marshall Islands, at a par value of $1 per share, making Costamare Bulkers the sole shareholder of CBSI.

On April 17, 2025 the Board of Directors of Costamare approved the previously announced spin-off of its dry bulk business into a standalone company, Costamare Bulkers by way of a pro rata distribution of Costamare Bulkers shares to Costamare shareholders (“Spin-Off”). As part of the Spin-Off, Costamare undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business. These transactions were governed by a Separation and Distribution Agreement, which among others defined the framework and execution of the separation. Costamare Bulkers had previously acquired the shares of 67 wholly-owned subsidiaries from Costamare. Among these, 38 subsidiaries owned dry bulk vessels, 17 had previously owned and sold or had entered into agreements to sell their dry bulk vessels, and 12 were designated for future dry bulk vessel acquisitions. Following the acquisition, Costamare Bulkers contributed all 67 subsidiaries to its wholly-owned subsidiary, CBSI. In connection with the Spin-off and in accordance with the Separation and Distribution Agreement, Costamare also contributed $100,000 in cash to Costamare Bulkers, prepaid $150,225 in bank loans associated with the Costamare Bulkers business, and settled or extinguished all intercompany balances between Costamare and the Company.

On May 6, 2025, Costamare completed the Spin-Off of Costamare Bulkers and distributed to Costamare shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to the Costamare shareholders). On the same day, Costamare Bulkers also acquired the shares of Costamare Bulkers Inc. (“CBI”) from Costamare and a minority shareholder. CBI, a dry bulk operating platform, charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and may also utilize hedging solutions. The shares of Costamare Bulkers began “regular way” trading on the New York Stock Exchange on May 7, 2025. The Spin-Off was considered as a nonreciprocal transfer from Costamare to Costamare Bulkers and was accounted for at the carrying amounts of the net assets of the businesses transferred.

As of June 30, 2025, the Company had issued and outstanding 24,240,982 common shares. Members of the Konstantakopoulos Family owned, directly or indirectly, approximately 63.1% of the outstanding common shares, in the aggregate as of that date. The Company owned a fleet of 36 dry bulk vessels with a total carrying capacity of approximately 2,908,000 of dead-weight tonnage (“DWT”), through wholly-owned subsidiaries, as of June 30, 2025. In addition, as of June 30, 2025, Costamare Bulkers had 67 wholly-owned subsidiaries incorporated in the Republic of Liberia and two incorporated in the Republic of the Marshall Islands.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Costamare Bulkers and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Costamare Bulkers, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2024 and June 30, 2025, no such interest existed.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Comprehensive Income / (Loss): In the statement of comprehensive income, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate but consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

(e) Cash, Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.

Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or derivative contracts, which are legally restricted as to withdrawal or use. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

The reconciliation of the cash, cash equivalents and restricted cash at June 30, 2024 and 2025 is presented in the table below:

	2024	2025
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$—	$127,474
Restricted cash – current portion	—	—
Restricted cash – non-current portion	—	3,600
Total cash, cash equivalents and restricted cash	$—	$131,074

(f) Accounts Receivable, net – Credit losses Accounting: The amount shown as receivable at each balance sheet date, mainly includes receivables from charterers for hire, freight and demurrage, net of any provision for doubtful accounts and accrued interest on these receivables, if any. Under ASC-326, entities are required to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under this guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the Consolidated Statement of Operations. ASC 326 primarily impacts trade accounts receivable recorded on the Consolidated Balance Sheets.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. With regards to operating lease receivables, ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. The provision established for doubtful accounts as of December 31, 2024 and June 30, 2025, was nil.

(g) Inventories: Inventories consist of bunkers and lubricants, which are stated at the lower of cost and net realizable value on a consistent basis. Cost is determined by the first in, first out method.

(h) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements.

(i) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.

The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate.

Management estimates the useful life of the Company’s dry bulk vessels to be 25 years from the date of initial delivery from the shipyard and the estimated scrap rate used to calculate the vessels’ salvage value is $0.300 per lightweight ton. Secondhand dry bulk vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations or other events, the remaining estimated useful life of any affected vessel is adjusted accordingly.

(j) Impairment of Long-lived Assets: The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.

As part of the identification of impairment indicators and Step 1 of impairment analysis the Company computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (using the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel over the remaining estimated life of each vessel, net of commissions), assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for dry bulk vessels are cyclical and subject to significant volatility based on factors beyond the Company’s control. Therefore, the Company considers the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel, to be a reasonable estimation of expected future charter rates over the remaining useful life of its dry bulk vessels. The Company believes the most recent ten-year average of historical one-year time charter rates available for each type of dry bulk vessel provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the dry bulk vessels’ depreciation policy.

The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, including unamortized dry-docking costs (Note 2(l)), the Company proceeds to Step 2 of the impairment analysis for such vessel.

In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Therefore, the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of June 30, 2025 resulted in no impairment loss being recorded.

(k) Long-lived Assets Classified as Held for Sale: The Company classifies long-lived assets and disposal groups as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. According to ASC 360-10-35, the fair value less cost to sell of the long-lived asset (disposal group) should be assessed each reporting period it remains classified as held for sale. Subsequent changes in the long-lived asset's fair value less cost to sell (increase or decrease) would be reported as an adjustment to its carrying amount, except that the adjusted carrying amount should not exceed the carrying amount of the long-lived asset at the time it was initially classified as held for sale. These long-lived assets are not depreciated once they meet the criteria to be classified as held for sale and are classified in current assets on the consolidated balance sheet. As of December 31, 2024 and June 30, 2025, none and two dry bulk vessels were classified as Held for sale, respectively.

(l) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written-off to the consolidated statement of operations.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(m) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(n) Concentration of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), and derivative contracts (foreign currency contracts, FFAs, EUA futures and bunkers swap agreements). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings and/or clearing certain of its derivative contracts via established clearing houses. The Company also limits its accounts receivable credit risk by performing ongoing credit evaluations of its customers’ financial condition and in addition, the Company receives charter hires in advance, and therefore generally does not require collateral for its accounts receivable.

(o) Accounting for Voyage Revenues and Expenses: Voyage revenues are primarily generated from time charter or voyage charter agreements. Time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. Time charter agreements usually contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for certain expenses, including hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the owner typically pays commission on the daily hire, to the charterer and/or the brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease receipts is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating and maintenance services provided by the owner (non-lease components). As a lessor, the Company has elected not to allocate the consideration in the agreement between the lease and non-lease components, as both have the same timing and pattern of transfer to the charterer (lessee). The lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component, as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires the Company’s consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. The Company is also engaged in contracts of affreightment, which are contracts for multiple voyage charter employments. In addition, the Company has concluded that revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements.

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of commissions payable to the charterers and/or the brokers, bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the latter of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgment, determines that they (i) are directly related to a contract, (ii) are recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Prepayments and other assets” and are amortized on a straight-line basis as the related performance obligations are satisfied. As of December 31, 2024 and June 30, 2025, capitalized contract fulfilment costs, which are recorded under “Prepayments and other assets” amounted to nil and $5,650, respectively.

Revenues for the six-month period ended June 30, 2025 derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

2025
A(*)	30%
Total	30%

(*) Local Agency C - CBI charters-out vessels through Local Agency C in Singapore, which acts solely as agent, and further charters-out such vessels to other third-party charterers. All financial results passed back to CBI (Note 3(b)).

(p) Operating leases - Leases for Lessees: Vessel leases, where the Company is regarded as the lessee, are classified as operating leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for operating leases at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize them for a particular use or need of the lessee are capitalized as leasehold improvements.

In cases of operating lease agreements that meet the definition of ASC 842 for a short-term lease (the lease has a lease term of 12 months or less) and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise, the Company can make the short-term lease election at the commencement date. A lessee that makes the short-term lease election does not recognize a lease liability or right-of-use asset on its balance sheet. Instead, the lessee recognizes lease payments on a straight-line basis over the lease term.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For charter-in arrangements classified as operating leases, lease expense is recognized on a straight-line basis over the rental periods of such charter agreements and is included under the caption “Charter-in hire expenses” in the Consolidated Statement of Operations. Revenues generated from charter-in vessels are included in Voyage revenues in the consolidated statements of operations. During the six-month periods ended June 30, 2024 and 2025, the Company chartered-in nil and 64 third-party vessels, respectively. Revenues generated from those charter-in vessels during the six-month periods ended June 30, 2024 and 2025 amounted to nil and $108,364, respectively, and are included in Voyage revenues and Voyage revenues - related parties in the consolidated statements of operations, out of which nil and $9,397, respectively, constitute sublease income deriving from time charter agreements.

Lease assets used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its lease assets based on management estimates and assumptions by making use of available market data. As of June 30, 2025, the management of the Company concluded that events and circumstances did not trigger the existence of potential impairment. As of June 30, 2025, the Company did not charge any impairment loss.

(q) Derivative Financial Instruments: The Company enters into FFAs to establish market positions in the dry bulk derivative freight markets or to hedge its exposure in the physical dry bulk freight markets, into bunker swap agreements to hedge its exposure to bunker prices and into EUA futures agreements to hedge its exposure to emissions. The differentials paid or received under these instruments are recognized in earnings as part of the gain /(loss) on derivative instruments. The Company has not designated these FFAs, bunker swap agreements and EUA futures agreements as hedge accounting instruments.

(r) Earnings/(Losses) per Share: Basic earnings/(losses) per share are computed by dividing net income/(loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings/(losses) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the six-month periods ended June 30, 2024 and 2025.

(s) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard defines a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles (Note 17).

(t) Segment Reporting: The Company reports financial information and evaluates its operations and operating results by total charter revenues and profitability and not by the type of vessel, length of vessel employment, customer, type of charter or whether the vessel is owned or chartered-in. As a result, the Company’s management, including its Chief Executive Officer, who is the chief operating decision maker (“CODM”), assesses the Company’s performance based on consolidated net income, and thus, the Company has determined that it operates under one reportable segment, that of operating dry bulk vessels. The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statement of operations to allocate resources, make operating decisions and assess performance. The significant expense categories of our sole reportable segment are the voyage expenses, vessels’ operating expenses and charter in hire expenses as reported on the consolidated statement of operations. Also, when the Company charters a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable.

(u) Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact that common control transactions do not result in a change of control at the ultimate parent or controlling shareholder level, the Company does not account for them at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(v) Stock-Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Note 3) for the services provided, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock-based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of operations.

(w) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity's ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its unaudited interim consolidated financial statements.

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

3. Transactions with related parties

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by Mr. Konstantinos Konstantakopoulos, a major shareholder of the Company. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated May 6, 2025 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by Mr. Konstantakopoulos and a member of his family, provides, pursuant to a Services Agreement dated May 6, 2025 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services receives (i) for each vessel, a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 60,509 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company may terminate the Framework Agreement and the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to the lesser of (a) ten and (b) the number of full years remaining prior to December 31, 2040, times the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Management fees charged by Costamare Shipping for the six-month period ended June 30, 2025, amounted to $3,061, and are included in Management and agency fees -related parties in the accompanying consolidated statements of operations. The amounts received by Costamare Shipping include amounts paid to third-party managers of $727 for the six-month period ended June 30, 2025. In addition, for the six-month period ended June 30, 2025, (i) Costamare Shipping and Costamare Services charged $458, representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of operations and (ii) Costamare Services charged $410 , which is included in General and administrative expenses – related parties in the accompanying consolidated statements of operations and $323, representing the fair value of 37,236 shares issued for the six-month period ended June 30, 2025, which is included in General and administrative expenses – related parties in the accompanying consolidated statement of operations for the six-month period ended June 30, 2025. In accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 or $50 per vessel as working capital security. As of June 30, 2025, the working capital security was $1,525 in aggregate, out of which $75 is included in Accounts receivable, net and $1,450 are included in Accounts receivable, non-current in the accompanying 2025 consolidated balance sheet.

The balance due to Costamare Shipping at June 30, 2025 amounted to $10,678 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due to Costamare Services at June 30, 2025, amounted to $90 and is included in Due to related parties in the accompanying consolidated balance sheets.

(b) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”), a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”), a company incorporated under the laws of the Kingdom of Denmark and Costamare Bulkers Services Co., Ltd (“Local Agency D”), a company incorporated under the laws of Japan, are controlled by Konstantinos Konstantakopoulos, a major shareholder of the Company . Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with Local Agency A, Local Agency B and Local Agency D, the “Local Agencies”), a company incorporated under the laws of the Republic of Singapore, is controlled by the Company’s Chief Executive Officer. CBI entered into separate Agency Agreements with the Local Agency A, Local Agency B and Local Agency C on November 14, 2022, as most recently amended and restated on May 6, 2025, and with Local Agency D on November 20, 2023 as most recently amended and restated on May 6, 2025 (each, an “Agency Agreement”), for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up, which is currently set at 11%. CBI may charter out its vessels to Local Agency C, as shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements, as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. During the six-month period ended June 30, 2025, CBI has charged Local Agency C an amount of $46,179, for chartering-in vessels (all on a voyage charter basis) from CBI which is included in “Voyage revenue – related parties” in the accompanying consolidated statements of operations, and Local Agency C has charged CBI an amount of $1,671, for address commission which is included in “Voyage expenses – related parties” in the accompanying consolidated statements of operations. During the six-month period ended June 30, 2025, the Local Agencies charged CBI with aggregate agency fees of $3,119, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of operations. The balance due from Local Agencies A, C and D, as of June 30, 2025, amounted to $5,251 (out of which an amount of $4,326 relates to Local Agency C’s chartering-in vessels activity from CBI), in aggregate and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Local Agency B, as of June 30, 2025, amounted to $7 and is included in Due to related parties in the accompanying consolidated balance sheets.

(c) Navilands Bulker Management Ltd., (‘‘Navilands’’) and Navilands (Shanghai) Bulkers Management Ltd. (‘‘Navilands (Shanghai)’’): Navilands and Navilands (Shanghai) are controlled by Mr. Konstantinos Konstantakopoulos, a major shareholder of the Company. Starting in February 2024, certain of the Company’s vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of the Company’s vessel-owning subsidiaries and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). During the six-month period ended June 30, 2025, Navilands and Navilands (Shanghai) charged management fees of $510, in the aggregate, and are included in Management and agency fees-related parties in the accompanying consolidated statements of operations. As of June 30, 2025, the working capital security paid by the Company to Navilands was $1,050 in aggregate, out of which $75 is included in Due from related parties and $975 is included in Due from related parties, non-current in the accompanying 2025 consolidated balance sheet. The balance due to Navilands as of June 30, 2025, amounted to $3,030 and is included in Due to related parties in the accompanying 2025 consolidated balance sheet.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

5. Vessels, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2025	$-	$-	$-
Contribution of vessels as part of the Spin-Off (Note 1)	648,251	-	648,251
Advances and other vessels’ costs	5,049	-	5,049
Depreciation	-	(9,886)	(9,886)
Vessel sales, transfers and other movements	(34,550)	729	(33,821)
Balance, June 30, 2025	$618,750	$(9,157)	$609,593

In late March 2025, Costamare contributed to the Company 38 dry bulk vessels (Note 1). Furthermore, during the six-month period ended June 30, 2025, the Company agreed to acquire the 2012-built, secondhand dry bulk vessel Imperator Australis (tbr. Imperator) with a DWT capacity of 176,387, which was delivered during the third quarter of 2025 (Note 18(a)).

During the six-month period ended June 30, 2025, the Company sold the dry bulk vessels Rose and Resource and recognized an aggregate net loss of $1,579 which is separately reflected in Loss on sale of vessels, net in the accompanying consolidated statement of operations for the six-month period ended June 30, 2025.

On June 18, 2025 and June 23, 2025, the Company agreed to sell the dry bulk vessels Pythias and Bernis, respectively. The Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessels as “held for sale” were met. The difference between the estimated fair value less cost to sell the vessels and the vessels’ carrying value, amounting to $4,990, was recorded in the six-month period ended June 30, 2025, and is separately reflected as Loss on vessels held for sale in the accompanying consolidated statement of operations. As of June 30, 2025, the amount of $19,453 reflected in Vessels held for sale in the June 30, 2025 consolidated balance sheet, represents the fair market value of the vessels based on the vessels’ estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The vessels are expected to be delivered to their new owners during the third quarter of 2025 (Note 18 (b)).

As of June 30, 2025, 33 of the Company’s vessels, with a total carrying value of $565,332, have been provided as collateral to secure the long-term debt discussed in Note 7. This excludes three unencumbered vessels.

6. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2025	$-
Additions	22,353
Amortization	(1,833)
Balance, June 30 2025	$20,520

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the six-month period ended June 30, 2025, one vessel was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of operations.

7. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

		Borrower(s)	June 30, 2025
A.		Term Loans:
	1	Adstone Marine Corp. et al.	$74,121
	2	Silkstone Marine Corp. et al.	13,909
	3	Andati Marine Corp. et al.	61,163
	4	Archet Marine Corp. et al.	19,987
	5	Costamare Bulkers Ships Inc.	-
		Total long-term debt	$169,180
		Less: Deferred financing costs	(2,413)
		Total long-term debt, net	$166,767
		Less: Long-term debt current portion	(20,127)
		Add: Deferred financing costs, current portion	727
		Total long-term debt, non-current, net	$147,367

1. On December 2, 2024, Adstone Marine Corp., along with several other subsidiaries of the Company, entered into a loan agreement with a bank for an amount of up to $150,147 in order to refinance existing facilities at that time. On December 3, 2024, the amount of $147,709 was drawn down. On April 24, 2025, the amount of $61,668 was prepaid (Note 1). As of June 30, 2025, the outstanding balance of $74,121 is repayable in 18 equal quarterly installments of $1,817.4, from September 2025 to December 2029 with an aggregate balloon payment of $41,407 that is payable together with the last installment.

2. On December 9, 2024, Silkstone Marine Corp. along with two more subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $34,911 in order to refinance one term loan and to finance the acquisition of a secondhand dry bulk vessel. On December 10, 2024, the amount of $34,611 was drawn down. On April 24, 2025, the amount of $19,360 was prepaid (Note 1). As of June 30, 2025, the outstanding balance of $13,909 is repayable in 18 equal quarterly installments of $400.3, from September 2025 to December 2029 with an aggregate balloon payment of $6,704 that is payable together with the last installment.

3. On December 12, 2024, Andati Marine Corp along with several other subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $84,931 in order to refinance three existing facilities at that time. On December 12, 2024, the amount of $84,931 was drawn down in three tranches. On April 24, 2025, the aggregate amount of $20,278 was prepaid (Note 1). As of June 30, 2025, the total outstanding balance of the three Tranches of $61,163 is repayable in 18 equal quarterly installments of $1,480.8, from September 2025 to December 2029 with an aggregate balloon payment of $34,509 that is payable together with the last installment. As of June 30, 2025, one of the vessels being financed via this term loan is classified as “Vessel held for sale” (Note 5) and the outstanding amount of $4,137.5 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying balance sheet (Note 18(d)).

4. On December 20, 2024, Archet Marine Corp along with several other subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $72,000 in order to refinance existing indebtedness at that time and to finance the acquisition of a secondhand dry bulk vessel. On December 20, 2024, the amount of $72,000 was drawn down in two tranches. On April 24, 2025, the aggregate amount of $48,919 was prepaid (Note 1). On June 30, 2025, the Company prepaid the amount of $1,230.7 due to the sale of one of the vessels being financed via this term loan (Note 18(d)). As of June 30, 2025, the outstanding balance of Tranche A of $6,178 is repayable in 18 equal quarterly installments of $133.4 from September 2025 to December 2029 and a balloon payment of $3,777 that is payable together with the last installment. As of June 30, 2025, the outstanding balance of Tranche B of $13,809 is repayable in 22 equal quarterly installments of $262.5 from September 2025 to December 2030 and a balloon payment of $8,034 that is payable together with the last installment.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

5. On April 16, 2025, CBSI entered into a loan agreement with a bank for an amount of up to $100,000 to partly finance future dry bulk vessels’ acquisitions. As of June 30, 2025, no amount has been drawn down. (Note 18(c)).

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of the Company or CBSI or certain of their subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 115% to 120%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth and leverage ratios, as defined.

The annual repayments under the Term Loans after June 30, 2025, giving effect to the prepayment of the term loan discussed in Note 7.3, are in the aggregate as follows:

12-month period ending June 30,	Amount
2026	$20,127
2027	15,990
2028	15,990
2029	15,990
2030	92,524
2031 and thereafter	8,559
Total	$169,180

The interest rate of the Term Loans as of June 30, 2025, was in the range 5.91% - 5.97%. The weighted average interest rate of the Term Loans as of June 30, 2025, was 5.94%.

Total interest expense incurred on long-term debt for the six-month period ended June 30, 2025, amounted to $3,197 (Note 14).

The amounts of financing costs included in the loan balances are as follows:

Balance, January 1, 2025	$-
Additions	2,739
Amortization and write-off	(326)
Balance, June 30, 2025	$2,413
Less: Current portion of financing costs	(727)
Financing costs, non-current portion	$1,686

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 14).

8. Operating lease Right-of-Use Assets and Liabilities:

The Company, upon the acquisition of CBI on May 6, 2025 (Note 1), recognized existing Right-of-use assets and related lease liabilities at carrying values as at that date. During the period from May 6, 2025 to June 30, 2025, the Company chartered-in 47 third-party vessels on short/medium/long-term time charters. The carrying value of the operating lease liabilities recognized in connection with the time charter-in vessel arrangements as of June 30, 2025 amounted to $200,344. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that commenced during the period from May 6, 2025 to June 30, 2025, the Company used the incremental borrowing rate of 5.45% and the respective weighted average remaining lease term as of June 30, 2025 was 1.09 years. The payments required to be made after June 30, 2025 for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

12-month period ending June 30,	Amount
2026	$179,742
2027	39,835
Total	$219,577
Discount based on incremental borrowing rate	(19,233)
Operating lease liabilities, including current portion	$200,344

9. Unearned Revenue, Current and Non-Current:

The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheet as of June 30, 2025, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

June 30, 2025
Hires collected in advance	$15,717
Charter revenue resulting from varying charter rates	1
Total	$15,718
Less current portion	(15,718)
Non-current portion	$-

10. Commitments and Contingencies

a) Time charters: As of June 30, 2025, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending June 30,	Amount
2026	$41,930
2027	5,967
Total	$47,897

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at June 30, 2025, but excludes the time charter arrangements of: i) one dry bulk vessel for which the Company had not secured employment as of June 30, 2025, ii) 20 dry bulk vessels in operation for which their time charter rate is index-linked and iii) one vessel in a commercial pool employment arrangement. These arrangements as of June 30, 2025, have remaining terms of up to 21 months.

(b) Charter-in commitments: The Company within its context of operations has agreed to forward charter-in from third-parties, vessels that are currently under construction. Such lease payments of approximately $62.0 million are payable in varying amounts, from the second quarter of 2026 until the third quarter of 2033.

(c) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Common Stock

During the six-month period ended June 30, 2025, the Company issued : (i) 24,012,218 shares that were distributed to Costamare shareholders on a pro rata basis (Note 1), (ii) 181,528 shares that were provided to the former non-controlling interest owner of CBI and current Chief Commercial Officer of the Company in exchange for his equity interest in CBI (Note 1) and (iii) 37,236 shares at par value of $0.0001 that were provided to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the six-month period ended June 30, 2025.

As of June 30, 2025, the aggregate issued and outstanding common shares were 24,240,982 common shares (10,000 common shares as of December 31, 2024) (Note 1).

12. Earnings/(losses) per share

All common shares issued are Costamare Bulkers common stock and have equal rights to vote and participate in dividends.

Six-month period ended June 30, 2025
Net loss	$(26,515)
Weighted average number of common shares, basic and diluted	8,424,213
Losses per common share, basic and diluted	$(3.15)

13. Total Voyage Revenues:

The following table shows the total voyage revenues earned from time charters and voyage charters during the six-month period ended June 30, 2025:

For the six-month period ended June 30, 2025
Time charters	$44,969
Time charters – related parties (Note 3)	3,475
Voyage charters and Contracts of Affreightment	62,242
Voyage charters and Contracts of Affreightment – related parties (Note 3)	45,180
Total	$155,866

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

14. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of operations are as follows:

For the six-month period ended June 30, 2025
Interest expense	$3,197
Amortization and write-off of financing costs	326
Bank charges and other financing costs	152
Total	$3,675

15. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations. The Company believes that CBI, which is engaged in the dry bulk operating platform business is not subject to tax on its income in its country of incorporation.

The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions with respect to the shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

16. Derivatives:

(a) Bunker swap agreements: As of June 30, 2025, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. The fair value of these derivatives outstanding as of June 30, 2025 amounted to a net liability of $482.

(b) EUA futures: As of June 30, 2025, the Company had a series of EUA futures, none of which qualify for hedge accounting. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. The fair value of these derivatives outstanding as of June 30, 2025 amounted to an asset of $221.

(c) Forward Freight Agreements (“FFAs”): As of June 30, 2025, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of June 30, 2025 amounted to a net liability of $9,229. Following ASC 815 provisions and on the basis that an enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of June 30, 2025, the Company deposited cash collateral related to its FFA derivative instruments, bunker swaps and EUAs of $26,550, which is recorded within Margin deposits in the accompanying 2025 consolidated balance sheet. The amount of collateral to be posted is defined in the terms of the respective agreement executed with counterparties and is required when the agreed upon threshold limits are exceeded. The following tables present, as of June 30, 2025, gross and net derivative assets and liabilities by contract type:

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

June 30, 2025
	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$8,808	$78
Bunker swaps*	59	-
EUA Futures*	85	136
Total gross derivative contracts	$8,952	$214

Amounts offset
Counterparty netting*	(8,952)	(214)
Total derivative assets, June 30, 2025	$-	$-

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(17,728)	$(387)
Bunker swaps	(45)	-
Bunker swaps*	(406)	(90)
Total gross derivative contracts	$(18,179)	$(477)

Amounts offset
Counterparty netting*	8,952	214
Total derivative liabilities, June 30, 2025	$(9,227)	$(263)

* The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments, EUA futures and bunker swaps.

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Loss on derivative instruments, net	Amount of Gain / (Loss) Recognized in Loss on derivative instruments, net
		Six-month period ended June 30, 2025
Bunker swap agreements	Loss on derivative instruments, net	$735
EUA Futures	Loss on derivative instruments, net	(1)
Forward Freight Agreements	Loss on derivative instruments, net	(5,962)
Total		$(5,228)

17. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 7.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets) and derivative contracts (FFAs, bunkers swap agreements and EUA futures). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company seeks to limit its exposure by diversifying among counterparties with high credit ratings and/or clearing certain of its derivative contracts via established clearing houses. The Company also seeks to limit its accounts receivable credit risk by performing ongoing credit evaluations of its customers’ financial condition. The Company receives charter hires in advance and thus, generally, does not require collateral for its accounts receivable.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet accounts payable, approximate their respective fair values due to the short maturity. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of the FFAs, the bunker swap agreements and EUA futures discussed in Note 16 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data.

The fair value of the forward freight agreements, the EUA futures and bunker swap agreements discussed in Note 16 determined through Level 2 of the fair value hierarchy as of June 30, 2025, amounted to a net liability of $9,490.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	June 30, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward Freight Agreements-liability position	$(9,229)	$-	$(9,229)	$-
EUA futures-asset position	221	-	221	-
Bunker swap agreements-liability position	(482)	-	(482)	-
Total	$(9,490)	$-	$(9,490)	$-

Assets measured at fair value on a non-recurring basis:

As of June 30, 2025, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis is based on the vessels’ estimated sale price, net of commissions and is categorized based upon the fair value hierarchy as follows:

	June 30, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Non-Recurring measurements:
Vessels held for sale	$19,453	$-	$19,453	$-
Total	$19,453	$-	$19,453	$-

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2024 and 2025

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

18. Subsequent events

(a)	Vessel acquisitions: (i) On July 14, 2025, pursuant to a Memorandum of Agreement dated June 6, 2025, the Company took delivery of the secondhand dry bulk vessel Imperator Australis (tbr. Imperator) (Note 5). (ii) On July 23, 2025, the Company agreed to acquire the 2005-built, 76,498 DWT capacity secondhand dry bulk vessel Gorgoypikoos (tbr. Gorgo), which was delivered on July 29, 2025.

(b)	Vessel sales: (i) On July 11, 2025, pursuant to the Memorandum of Agreement dated June 18, 2025 (Note 5), the vessel Pythias was delivered to her new owners. (ii) On July 23, 2025, concurrently with the agreement to buy the Gorgo, the Company agreed to sell the dry bulk vessels Acuity, Verity, Equity and Parity, which are expected to be delivered to their new owners during the third and fourth quarters of 2025. (iii) On August 1, 2025, the Company agreed to sell the dry bulk vessel Gorgo (Note 18(a)(ii)), which is expected to be delivered to her new owners during the third quarter of 2025. (iv) On August 8, 2025, pursuant to the Memorandum of Agreement dated June 23, 2025 (Note 5), the vessel Bernis was delivered to her new owners.

(c)	Drawdowns of loan facilities: On July 9, 2025, the Company drew down the amount of $15,300 related to the loan agreement discussed in Note 7.5 in order to finance the acquisition of the secondhand dry bulk vessel Imperator (Notes 5 and 18(a)(i)).

(d)	Loan prepayments: (i) On July 24, 2025, pursuant to the sale of the dry bulk vessel Bernis (Note 5 and Note 18(b)(iv)), the Company prepaid the amount of $4,137.5 related to the term loan discussed in Note 7.3. (ii) On August 12, 2025, pursuant to the sale of the dry bulk vessel Equity Note 18(b)(ii), the Company prepaid the amount of $3,405.9 related to the term loan discussed in Note 7.1.